Exhibit 4.11

AGREEMENT

ON

THE MANAGEMENT OF THE IMPLEMENTATION OF

THE MANAGEMENT IMPROVEMENT PLAN

Woori Finance Holdings Co., Ltd. (“WFH”) and Hanaro Merchant Bank (“Hanaro”) made and enter into the following agreement (the “Agreement”) to concretely implement the Agreement on Implementation of the Management Improvement Plan (“Management Improvement Plan”) between WFH and Korea Deposit Insurance Corporation (“KDIC”) dated July 2, 2001, under Article 6 (Execution of Agreement between WFH and the Subsidiaries) of the Management Improvement Plan.

Article 1 Purpose

1.1	The purpose of this agreement is to set forth the terms and conditions required for WFH to define the roles of WFH and Hanaro, the authority of WFH over Hanaro, the obligations and responsibilities of Hanaro to WFH, so that WFH may become a competitive financial group (the “Group”) and increase its corporate value and any other items necessary to recover public funds invested in Hanaro in a timely and profitable manner.

Article 2 Roles of WFH

WFH will fulfill the following items to effectively implement its overall business policies and strategies, including:

2.1	Assign individual business goals to each of its subsidiaries to achieve the overall goal of the Group;

2.2	Discuss and coordinate any decisions that may have a material impact on Hanaro, such as business plan, capital budgeting, dividend policy, and capital increases;

2.3	Develop and manage human resources of Hanaro and implement an education program on a Group basis;

2.4	Enact, amend, or abolish articles or provisions of relevant regulations, in order to efficiently implement business management of Hanaro as defined in Article 15 of the Financial Holding Company Act;

2.5	Establish and manage the criteria used to evaluate the business performance and compensation scheme of Hanaro and its senior management;

2.6	Examine, or request for an examination, of the business activities and the assets of Hanaro if WFH deems it necessary to do so, and exercise any corrective action and requests to reprimand any employees concerned for violations of any relevant regulations and rules, or any unfair or wrongful business activities;

2.7	Manage public relations activities of Hanaro and rebrand to the Group’s corporate identity;

2.8	Organize and manage task forces for special projects and assign employees of Hanaro to various task forces;

2.9	Request to amend the business action plans of Hanaro under the Agreement;

2.10	Request to submit amendments to the management improvement plans which was entered into between KDIC and Hanaro; and

2.11	Request for necessary details regarding Hanaro to achieve WFH’s business goals and enhance its corporate value.

Article 3 Roles of Hanaro

Hanaro will fulfill the following items to implement WFH’s business policies and strategies:

3.1	Achieve the business goals as assigned by WFH;

3.2	Consult with WFH regarding decisions that may have a material impact on their management, such as business plans, capital budgeting, dividend policy, capital increases, and appointment of senior management;

3.3	Establish and implement an Action Plan (defined hereinafter) regarding WFH’s business improvement strategy and restructuring;

3.4	Provide regular and timely reporting Hanaro’s business performance;

3.5	Observe relevant regulations and rules applicable to the Group which are enacted by WFH;

3.6	Agree to share consulting fees or expenses incurred for the purpose of building and implementing the Group’s business strategy, provided that Hanaro benefits from such consulting services;

3.7	Dispatch employees to special task forces deemed necessary by the Group;

3.8	Cooperate and support examinations or requests for examination by WFH, and report to WFH actions and results of correction or reprimand as a result of examination; and

3.9	Implement any other necessary measures as required by WFH.

Article 4 Action Plan

4.1	WFH may request Hanaro to submit its action plan (“Action Plan”) necessary for WFH’s efficient implementation of the Management Improvement Plan, and Hanaro shall submit to WFH the Action Plan within one month from the receipt of such request.

4.2	The Action Plan as referred in Section 4.1 should include the following:
4.2.1	Quarterly milestones to achieve target financial ratios as referred in “Appendix 1”;
4.2.2	Business execution plans in connection to “Appendix 2”; and
4.2.3	Any additional factors as requested by WFH.

Article 5 Request for Proposed Supplements to the Action Plan

5.1	In the event where it is deemed that Hanaro is not likely to implement the Action Plan due to revision of applicable laws and regulations, changes in the external environments such as substantial changes in the market conditions and changes in its WFH’s business strategies, Hanaro may immediately report to WFH thereof and subsequently submit to WFH the proposed amendments to the Action Plan (“Proposed Amendments to the Action Plan”).

5.2	In order to successfully achieve targets as described in the Management Improvement Plan, WFH may request for Hanaro to submit a proposed supplemental plan or such necessary measures as correction or changes to the Action Plan or Proposed Amendments to the Action Plan in Section 5.1, Hanaro should follow the request in the determined periods.

5.3	In case as the event described in Section 5.1 occurs or in any other event that may threaten the attainment of the objectives under the Management Improvement Plan because Hanaro does not implement the Action Plan, WFH may request for Hanaro to modify the Action Plan to include the following:

5.3.1	Restrict sales of specific financial products;
5.3.2	Restrict investments on fixed assets, entry to new business, or new investment in stock;
5.3.3	Prohibit acquisition of assets with high risk of default or price volatility, or dispose high risk assets that has already been purchased;

5.3.4	Improve or reduce of manpower and organization; and
5.3.5	Close, unify, or restrict new establishment of branch and organization, and dispose subsidiaries of the Hanaro.

Article 6 Obligations to Implement the Action Plan

6.1	Hanaro shall be obligated to implement in good faith the Action Plan except for the occurrence of a natural disaster, material national economic crisis or any other events of the force majeure (collectively, the “Event of Force Majeure”).

6.2	Hanaro shall obtain and submit to WFH the Letter of Undertaking, in the form designated under the Action Plan as attached hereto, each of which shall have been signed by the incumbent officers as of the effective date of this Agreement and any other officer to be appointed by Hanaro during the term of this Agreement

6.3	Except for the case where Hanaro fails to perform its obligations to implement the Action Plan in the Event of the Force Majeure as specified in Section 6.1 above, Hanaro shall not deny that such failure was caused by or resulted from its willful misconduct or negligence or any other similar reasons attributable to it. Furthermore, Hanaro shall not claim that any problems arising out of the relationship with the officers or employees, labor unions, creditors, debtors or any other interested parties of it shall be deemed as one of the Events of Force Majeure.

Article 7 Reporting and Reviewing on Implementation of the Action Plan

7.1	Hanaro must submit to WFH a report on the implementation of the Action Plan (“Implementation Report”) so that WFH may inspect the process of the implementation of the Action Plan and such report shall include the following matters:

7.1.1	Summary of changes in the market conditions during the relevant term;
7.1.2	Summary of business and financial condition, including detailed financial statements;
7.1.3	Description of the goals to be performed or attained during the relevant term in respect of each plan itemized in the Action Plan;
7.1.4	Contents and results of performance of each itemized plan as specified in the foregoing Section 7.1.3;
7.1.5	Any issues or problems incurred in the course of fulfilling the Action Plan during the relevant term;
7.1.6	Any itemized plans resulting in poor performance, the reasons thereof and measures for the remedy thereof; and
7.1.7	Any Action Plan for the immediately following term.

7.2	When reporting each of the items specified in the foregoing Section 7.1, Hanaro shall not impair the accuracy and the integrity of the Implementation Report by adopting any discretionary accounting methods or any other means.

7.3	Hanaro shall submit to WFH the Implementation Report under Section 7.1 on a quarterly basis within one (1) month from the end of each fiscal quarter.

7.4	WFH may request Hanaro to submit additional materials in addition to the report specified in Section 7.3 and Hanaro shall not reject WFH’s request for such additional materials without any special reason.

7.5	Upon review of the Implementation Report or additional materials as specified in Sections 7.1 and 7.4, WFH may inspect Hanvit’s operations and financial conditions if WFH deems it necessary to reveal the reasons for lack of performance.

Article 8 Request for Proposed Amendments to the Business Normalization Plan

8.1	If WFH deems it necessary for effective implementation of the Management Improvement Plan, WFH may request Hanaro to submit to KDIC the proposed amendments to the Business Normalization Plan (“Proposed Amendments to the Business Normalization Plan”) in connection to the Business Normalization Plan that was made and entered into by and between KDIC and Hanaro.

8.2	Without any reasonable excuse, Hanaro must submit to KDIC the Proposed Amendments to the Business Normalization Plan within one month from the receipt of such request.

Article 9 Measures against the Failure of Implementation

9.1	In the event where it is deemed that Hanaro fails to perform any obligations hereunder, WFH may request Hanaro to take any of the following measures with respect to its officers or employees, which may include cautions, warnings, reprimands, salary reductions, suspensions, and dismissals, and in these cases Hanaro shall take such measures as requested by WFH and submit to WFH a report on the results of such measures taken by it.

9.2	In the event where Hanaro’s officers or employees delay in making such reports or make a false or fraud statement in such reports as specified in Article 7 or refuse, interrupt, or neglect any performance of its obligations or any requests made by WFH according to this Agreement including but not limited to the provisions of Articles 2, 4, and 8, WFH may request Hanaro to take any measures specified in Section 9.1 above and Hanaro shall take immediately take such measures and submit to WFH the results of such measures taken by it.

Article 10 Effective Period and Termination

10.1	This Agreement shall become effective from the date on which WFH and Hanaro has affixed their respective seals and signatures hereto.

10.2	This Agreement shall become null and void at the time when Hanaro is no longer a subsidiary of WFH in accordance with relevant laws and regulations unless there exists any other special reason.

10.3	In such case KDIC is no longer the largest shareholder of WFH and the Management Improvement Plan shall no longer be in effect as stated in Section 13.2 of the Management Improvement Plan, this Agreement shall continue to be in effect so long as Hanaro is a subsidiary of WFH in accordance with relevant laws and regulations. However, this Agreement shall cease once a mutual agreement has been made between WFH and Hanaro.

Article 11 Miscellaneous

11.1	If any term or provision hereof is invalid or unenforceable for any reasons whatsoever, such invalidity or unenforceability does not affect the remaining parts of this Agreement.

11.2	Any dispute arising out of or in connection with this Agreement or the performance of obligations hereunder shall be submitted to the non-exclusive jurisdiction of the Seoul District Court to be a court of the first instance.

11.3	In the case there exist any discrepancies regarding the interpretation of this Agreement, Hanaro will respect the interpretation by WFH to the extent that such interpretation is consistent with the purpose of this Agreement as set out in Article 1 above.

11.4	This Agreement shall not affect any rights reserved by WFH as a shareholder or creditor, or any rights reserved by it under the Financial Holding Company Act and other relevant laws and regulation.

Supplementary Provision

Woori Finance Holdings and Hanaro Merchant Bank will cooperate closely and in concert with the urgent and important management subjects in order to enhance the competitive power and value of Group, and Woori Finance Holdings will assure the greatest independency of Hanaro Merchant Bank in management.

July 2, 2001

Woori Finance Holdings Co., Ltd.	Chairman	Byung Chul Yoon

Hanaro Merchant Bank	Chief Executive Officer	Jun Ho Lee

Appendix I. Financial Targets by Subsidiary

A. Hanaro Merchant Bank

(%, W100m)
Items	FY2000 (Actual)	Dec 2001	2002
			Jun	Dec
Capital adequacy ratio (%)	8.8	9.5	9.6	10.3
Return on total assets (%)	0.79	0.5	0.17	0.86
Expense-to-revenue ratio (%)	912	(520)	155	140
Operating income per employee	0.3	(0.3)	1.0	1.1
Non-performing loan ratio (%)	74.3	72.5	64.5	62.0
Net non-performing loan ratio (%)	50.52	44.0	39.0	36.0

*	Figures and targets may be adjusted to reflect changes in WFH’s management strategy.